Exhibit 2.3

QUARTERLY AND YEAR

      END REPORT

BC FORM 51-901F

(Previously Form 61)

BCSC     British Columbia Securities Commission

ISSUER DETAILS

Name of Issuer	For Quarter Ended	Date of Report
YY/MM/DD

MINCO MINING &	December 31, 2002	May 2, 2003
METALS CORP.

Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.

#1980-1055 West Hastings St.	604.688.8030	604.688.8002
Vancouver, BC V6E 2E9

Contact Person	Contact’s Position	Contact’s Telephone No.

Ken Cai	President & CEO	604.688.8002

Contact Email Address	Web Site Address
info@minco-mining.com	www.minco-mining.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature	Print Full Name:	Date Signed
YY/MM/DD
“ William Meyer “	William Meyer	May 2, 2003

Director’s Signature	Print Full Name	Date Signed
YY/MM/DD
“ Ken Z. Cai “	Ken Z. Cai	May 2, 2003

Schedule "A" - Please refer to attached Year End Financial Statements

Schedule "B" - SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs

See attached financial statements and Schedule C

2.	Related party transactions

See attached financial statements - note 9.

3.	Summary of securities issued and options granted during the period

	a)	Summary of Securities Issued - See attached financial statements - Note 6 and 7.

	b)	Stock Options - There were no stock options granted under the Company's
Stock Option Plan in the fourth quarter of 2002. As of December 31,
2002, stock options total 3,052,000, of this 2,017,000 were held by directors and officers and 1,035,000 by employees of the Company.

4.	Summary of securities as at the end of reporting period.
	a)	Description of authorized share capital.

Authorized: 100,000,000 common shares without par value.

	b)	Number and recorded value for shares outstanding. As of December 31, 2002 the issued and outstanding common shares were 18,580,123 valued at $10,836,933. See attached financial statements - Note 6.

	c)	Share purchase warrants outstanding as at December 31, 2002: Nil

	d)	Shares held in escrow as at December 31, 2002: 2,991,322

5.	List the names of the directors and officers as at the date of this report.

Directors and Officers	Position Held
Ken Z. Cai	President & CEO and Director
Robert Callander	Director
William Meyer	Chairman and Director
Hans W ick	Director
Mar Bergstrom	Corporate Secretary

Anna Liu	Controller
Steve Kubota	Manager, Investor Relations

Schedule "C" - Management Discussion and Analysis

Project Activity

For this fiscal year, the Company’s project activity focused on exploration of the Gobi Gold project in Inner Mongolia and the White Silver Mountain (WSM) polymetallic project in Gansu Province, China. Exploration costs for the period totaled $494,813 with $451,434 spent on Gobi Gold and $43,379 spent on White Silver Mountain.

The Phase-1 exploration program on the Gobi Gold project has significantly increased the area of gold mineralization. Drilling and trench sampling along strike has increased the known continuous gold mineralization by over 500 metres, and is open to depth and along strike. An on-site review of the exploration data was conducted after the completion of Phase-1, the review report recommended that Phase-2 drilling program focus on the north-south structural zones or feeder zones to the mineralizing system which is known to extend from the discovery pit north to the Chinese mining area and is open to the north of the Chinese operation and south of Minco’s discovery pit. A 2000 metre drill program will test, by at least 3 fences of drill holes, the trace of the contact between the mineralized fault zone controlling mineralization and the permissive calcareous siltstone horizon which hosts the bulk of the mineralization at both the Chinese Mine and Minco’s Discovery Pit.

In addition, the Company signed an agreement with Inner Mongolia Bureau of Non-Ferrous Metals and Exploration to acquire the majority interest in the BYC gold project located in central Inner Mongolia, China. Minco can earn a 75% interest in the BYC Project by spending 12millio n RMB (approximately C$2.4 million) over four years. At BYC, gold occurs along a 12 km. long system of structurally controlled, shear hosted mineralization. Gold mineralization is localized in well-defined shear zones and their related extensional vein sets in at least 4 discrete zones along an intrusive-sediment contact. The Inner Mongolian Bureau of Non-Ferrous Metals and Exploration has mapped more than 100 gold showings some of which returned very high values (eg. 71g/t Au over 9 metres and 4.22 g/t Au over 6 metres). Recent check sampling returned values of 1.0 to greater than 30 g/t Au and generally confirmed the previous Chinese data.

In January 2003, the Company announced the completion of its first round of due diligence of the BYC gold project, which included a check sampling program. Testing generally confirmed the previous Chinese assay data of approximately 100 surface exposures of gold mineralization.

As of December 31, 2002, the Company has increased its interest in the White Silver Mountain project to 42%. Total expenditures on the project to date are C$3.768 million, including C$2.3 million funded by Teck Cominco Limited. Minco can earn 80% interest in the project by spending US$4.8 million on the project over six years.

The Company’s near-term objective is to define a 5 million tonne reserve, which can be placed into production in a cost effective and timely manner by using Baiyin Non-Ferrous Metals Corporation's extensive milling and smelting facilities on the White Silver property.

A Co-operation Agreement has been executed with the Sichuan Bureau of Metallurgical Exploration, which gives Minco the exclusive right until May 2003 to enter into a joint venture to explore and develop the Caodi project.

The Caodi Project is part of the well-known gold metallogenic province between Shanxi, Gansu and Sichuan Provinces extending south to Yunnan Province (Chuan-Shan-Gan gold triangle.) The Sichuan Bureau of Metallurgical Exploration has been mining the deposit on a small scale since 1997 with a recovered grade of 7.88 g/t. Previous exploration in the large Caodi Project area has focused on a 3 sq. km. section. Detail exploration has delineated a number of gold zones hosted in Middle and Upper Paleozoic calcareous sediments. Thirty- five (35) gold occurrences are delineated by surface mapping, trenching and adits in a zone measuring 2.5 km. long by 0.2 to 0.6 km. wide.

Minco considers the Caodi gold project to be an advanced stage gold project that can quickly be brought into a low-cost open pit heap leach operation. On completion of a due diligence program, the Company plans to undertake a major drill program to expand the gold resources in the tested gold showings and other untested prospects and showings within the license area.

In addition, the Company continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

Financial Activity

For the year 2002, the Company spent a total of $494,813 on its properties in China. Total administrative expenses were $819,120 compared to $623,600 for the year 2001. This $195,520 increase was the result of two major investor relation programs the Company undertook in year 2002, and head office relocation in 2002.

Consulting fees totalled $158,847 compared to $73,510. The increase is associated with two investor relation programs the Company has undertaken in 2002. Salaries and benefits increased to $178,348 from $56,038 for 2001. This increase reflects added staff in the head office for the Company’s major investor relation efforts in 2002. Rent cost increased to $115,107 from $79,055 in 2001 due to head office relocation in 2002 During fiscal year 2002, the Company undertook major efforts to enhance corporate visibility in security market, and to broader its investors base both in the USA and abroad.

During 2002, management fees and salaries paid to its directors totalled $75,773 compared to $77,757 in 2001. In addition, the Company incurred exploration expenses of $71,973 to its directors or corporations controlled by them, compared to paid expenses of $72,648 for the year 2001.

Net loss from operations for 2002 was $(1,288,209) or $0.07 per share under US GAAP. Net loss from operations for 2001 was $(915,264) or $0.07 per share under US GAAP and $(715,412) or $0.04 per share under Canadian GAAP.

Subsequent Events

In February 2003, 30,000 stock options were exercised by an officer at $0.20 per share.

Subsequent to the year-end, the Company closed a convertible debenture financing of $580,600. The debenture will pay interest at a rate of 10% per year and will mature in five years. The debenture will be convertible at any time at the option of the debenture holders into common shares of the Company at a conversion rate of $0.40 per share and the converted common shares will be subject to a one-year hold period from the date of closing. The Company holds the option to pay interest on the debenture in the form of cash or common shares. Proceeds of the transaction will be used for general operation.